                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of August 2002


                           PETROLEUM GEO-SERVICES ASA
                           --------------------------
                 (Translation of registrant's name into English)


                                  Strandveien 4
                                 N-1366 Lysaker
                                     Norway
                ------------------------------------------------
                    (Address of principal executive offices)


                  [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                          Form 20-F |X| Form 40-F_____

                  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                Yes_____ No |X|

                  THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM S-8 (SEC REGISTRATION NO. 333-6420) AND IN THE PROSPECTUSES CONSTITUTING PART OF THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM F-3 (SEC REGISTRATION NO. 333-90379) AND PART OF THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM F-4 (REGISTRATION NO. 333-9702).

[PGS LOGO]                                                      EARNINGS RELEASE
--------------------------------------------------------------------------------
FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
J. CHRIS BOSWELL, SVP & CFO                                        JULY 31, 2002
SAM R. MORROW, SVP Finance & Treasurer
PHONE:  +1-281-589-7935
DAG W. REYNOLDS, Director European IR
PHONE:  +47 67 52 64 00


                         PETROLEUM GEO-SERVICES RELEASES
                             SECOND QUARTER RESULTS

         HOUSTON, TEXAS; OSLO, NORWAY; JULY 31, 2002: (Petroleum Geo-Services ASA (NYSE: PGO; OSE: PGS) reported today second quarter earnings before non-operating items of $8.6 million, or $0.08 per share. Net loss for the 2002 second quarter, which included several non-operating items, was ($30.6) million, or ($0.30 per share). Our non-operating gains and losses for the 2002 second quarter included the following pre-tax items: $3.5 million in costs related to the Veritas merger; a $30.9 million gain on the termination of our tax equalization swap contracts; $7.6 million in foreign exchange losses; $7.0 million in income from the held-for-sale Atlantis operations; and $10.8 million in forced amortization charges. Additionally, a $48.6 million non-cash provision for income taxes related to the significant exchange rate fluctuation between the Norwegian kroner and US dollar during the 2002 second quarter (and the resultant taxable gain associated with our dollar-denominated liabilities), and $2.1 million in non-cash valuation allowance charges (classified as provision for income taxes) related to UK and US net operating losses.

         During the six months ended June 30, 2002, we generated sufficient cash flows from operations to support our multi-client library investment and our normal capital expenditure program. The cash flow provided by operating activities for the six months ended June 30, 2002 represented a $102.3 million increase over the comparable cash flow for the prior year period. However, the delay in completing the Atlantis sale resulted in additional capital expenditures related to the Atlantis operations, which were funded from cash on hand and our revolving credit facility.

         Despite the additional capital expenditures for Atlantis, we had $70 million of availability under our revolving credit facility at June 30, 2002. As a result of certain lease renewal options executed during the 2002 second quarter, we converted $60.0 million in outstanding operating lease obligations related to seismic equipment to capital lease obligations, increasing the obligations and assets reported in our statement of financial position to $114.0 million. This reclassification did not result in an increase in our total outstanding contractual obligations.

         While we and Sinochem both continue to work towards satisfying the conditions to closing the Atlantis sale, either party now has the right to terminate the agreement. We do expect to complete the Atlantis sale in the coming months, but not in the immediate future.

         Second quarter revenue of $291.9 million was 15% greater than 2001 second quarter. The revenue mix between Geophysical Operations and Production Operations for the 2002 second

--------------------------------------------------------------------------------------------------------------------------
Petroleum Geo Services ASA              Tel:  +1-281-589-7935           Petroleum Geo-Services ASA   Tel:  +47 67 52 64 00
16010 Barker's Point Lane, Suite 600    Fax:  +1-281-589-1482           PGS House, Strandveien 4     Fax:  +47 67 53 68 83
Houston, Texas 77079 USA                                                N-1366 Lysaker, Norway

quarter was 58% and 42%, respectively, compared to 56% and 44%, respectively, for the 2001 second quarter. The increase in the mix of Geophysical Operations revenue between the second quarters of 2002 and 2001 primarily reflected the high level of contract seismic revenue from these operations - while revenue for both Geophysical Operations and Production Operations increased for the 2002 second quarter, Geophysical Operations revenue increased by a greater amount. For the six months ended June 30, 2002, revenue of $563.5 million was 22% greater than revenue for the prior year period. Excluding data management revenue from the prior year period, revenue for the six months ended June 30, 2002 was 23% greater. The revenue mix between Geophysical Operations and Production Operations for the six months ended June 30, 2002 was 56% and 44%, respectively, consistent with the revenue mix for the prior year period.

         The distribution of our revenue by region for the comparative quarter and six-month periods ended June 30 was as follows:

-------------------------------------------------------------------------------------------------
                                     Quarter ended June 30, 2002      Quarter ended June 30, 2001
(In thousands of dollars, except     ---------------------------      ---------------------------
percentages)                           Revenue        Percentage        Revenue        Percentage
------------------------------        --------        ----------       --------        ----------
North and South America               $ 59,523              20%        $ 44,308              17%
Europe, Africa and Middle East         198,573              68%         186,979              74%
Asia Pacific                            33,843              12%          23,258               9%
------------------------------        --------        --------         --------        --------
     Total                            $291,939             100%        $254,545             100%
                                      ========        ========         ========        ========
-------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
                                    Six months ended June 30, 2002      Six months ended June 30, 2001
(In thousands of dollars, except    ------------------------------      ------------------------------
percentages)                          Revenue         Percentage          Revenue         Percentage
------------------------------        --------        ----------         --------        -----------
North and South America               $132,127              23%          $105,899              23%
Europe, Africa and Middle East         383,432              68%           318,236              69%
Asia Pacific                            47,909               9%            38,564               8%
------------------------------        --------        --------           --------        --------
     Total                            $563,468             100%          $462,699             100%
                                      ========        ========           ========        ========
------------------------------------------------------------------------------------------------------

         The distribution of our revenue and operating profit (before forced amortization and unusual items) by operating segment for the comparative quarter and six-month periods ended June 30 was as follows:

-------------------------------------------------------------------------------------------------
                                                                   Operating profit before forced
                                               Revenue             amortization and unusual items
                                       Quarter ended June 30,         Quarter ended June 30,
                                      ------------------------     ------------------------------
(In thousands of dollars)               2002            2001            2002            2001
------------------------------        --------        --------        --------        --------
Geophysical operations                $170,310        $143,713        $ 17,216        $ 13,060
Production operations                  121,629         110,832          22,625          21,054
------------------------------        --------        --------        --------        --------
     Total(1)                         $291,939        $254,545        $ 39,841        $ 34,114
                                      ========        ========        ========        ========
-------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
                                                              Operating profit before forced
                                          Revenue             amortization and unusual items
                                 Six months ended June 30,       Six months ended June 30,
                                 -------------------------    ------------------------------
(In thousands of dollars)          2002            2001            2002            2001
-------------------------        --------        --------        --------        --------
Geophysical operations           $318,241        $258,621        $ 25,514        $ 20,486
Production operations             245,227         204,078          54,303          40,019
-------------------------        --------        --------        --------        --------
     Total(1)                    $563,468        $462,699        $ 79,817        $ 60,505
                                 ========        ========        ========        ========

(1) Operating profit before forced amortization and unusual items for the quarter and six months ended June 30, 2002 excluded the following: 1) $3.5 million in costs related to the Veritas merger; 2) $30.9 million and $54.1 million, respectively, in tax equalization swap gains; and 3) $10.8 million in forced amortization charges. Operating profit before forced amortization and unusual items for the quarter ended June 30, 2001 excluded $12.5 million in tax equalization swap charges. Operating profit before forced amortization and unusual items for the six months ended June 30, 2001 excluded the following: 1) $138.6 million gain related to the sale of Petrobank data management business and related software to Halliburton; 2) $16.3 million in reorganization and litigation costs and 3) $35.3 million in tax equalization swap charges.

-------------------------------------------------------------------------------

         Second quarter operating profit (before forced amortization and unusual items) of $39.8 million was 17% greater than operating profit of $34.1 million for the 2001 second quarter. The associated 2002 second quarter operating profit margin was 14%, compared to 13% for the 2001 second quarter.

         Operating profit (before forced amortization and unusual items) for the six months ended June 30, 2002 of $79.8 million was 32% greater than operating profit of $60.5 million for the prior year period. The associated operating profit margin for the six months ended June 30, 2002 was 14%, compared to 13% for the prior year period.

         Approximately $1.6 million and $3.4 million of the increase in operating profit (before forced amortization and unusual items) for the quarter and six months ended June 30, 2002, respectively, was due to the cessation of goodwill amortization in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Excluding goodwill amortization from the 2001 comparative figures, operating profit (before forced amortization and unusual items) increased by 11% and 25% for the quarter and six months ended June 30, 2002, respectively. The comparable operating profit margin for both the 2002 and 2001 second quarters was 14%. The comparable operating profit margin for both the six months ended June 30, 2002 and 2001 was also 14%.

         We have completed the initial evaluation of our goodwill in accordance with SFAS No. 142 and expect that by the end of 2002 we will recognize a substantial goodwill impairment. Any such impairment will be recognized as of January 1, 2002 as a cumulative effect of accounting change in adopting the standard. Although we have completed our evaluation of the fair values of our reporting units, we will allocate those fair values to their respective assets and liabilities and determine the exact impairment charge in the remaining 2002 quarters (as allowed by SFAS No. 142). As of June 30, 2002, our $219.5 million in goodwill related primarily to two Production Operations acquisitions and two Geophysical Operations acquisitions.

         Also affecting the comparability of operating profit (before forced amortization and unusual items) between the 2002 and 2001 periods was our treatment of a $25 million Ramform Banff loss contract accrual, which we recorded in the 2000 fourth quarter to provide for anticipated contract losses. Operating profit for the quarter and six months ended June 30, 2001 included a $5.0 million reversal of this accrual. Operating profit for the 2002 second quarter did not include any effects related to the loss accrual (the accrual was fully utilized as of March 31, 2002), but operating profit for the six months ended June 30, 2002 included an $8.2 million reversal of the loss accrual. Excluding the reversals of the Ramform Banff loss contract accrual and goodwill amortization from all comparative periods, operating profit (before forced amortization and unusual items) increased by 30% and 22% for the quarter and six months ended June 30, 2002, respectively. The comparable operating profit margins for the 2002 and 2001 second quarters were 14% and 12%, respectively. The comparable operating profit margin for both the six months ended June 30, 2002 and 2001 was 13%.

         Amortization for both the quarter and six months ended June 30, 2002 included $10.8 million in amortization charges to conform to our minimum amortization policy for the multi-client library. We derived this forced amortization estimate by evaluating which multi-client library surveys sold in line with our sales estimates during the six months ended June 30, 2002 and which surveys sold below our sales estimates. We will continue to monitor actual multi-client sales against our sales estimates in both the third and fourth quarter, and will adjust the estimated forced amortization charges as necessary to reduce the slower-moving surveys to the required book value at December 31, 2002. Such adjustments to the $10.8 million in forced amortization charges could occur in either or both the third and fourth quarters, and could include adjustments to increase the forced amortization charges or to reduce or eliminate the charges.

         Unusual items for both the quarter and six months ended June 30, 2002 included $3.5 million in costs related to the merger with Veritas. Unusual items for the quarter and six months ended June 30, 2002 also included $30.9 million and $54.1 million, respectively, in gains related to tax equalization swap contracts. During the 2002 second quarter, we terminated our outstanding tax equalization swap contracts. The $30.9 million gain on the contracts in the 2002 second quarter included a $21.0 million cash termination payment received from PGS' counterparty as well as the reversal of a $9.9 million liability recorded in prior periods to reflect the fair value of the contracts at that time. (Unusual items related to these contracts for the other periods presented reflected adjustments to recognize the contracts' fair values in those periods.)

         During the 2002 second quarter, we incurred $48.6 million in non-cash provision for income taxes attributable to the current tax effect of the Norwegian kroner/US dollar exchange rate fluctuation on our dollar-denominated debt and trust preferred securities. PGS' kroner/dollar exchange rate fluctuated from 8.7 kroner for each dollar to 7.6 kroner for each dollar during the 2002 second quarter and generated, for Norwegian tax reporting purposes, a significant taxable foreign exchange gain related to these dollar-denominated liabilities. Although the effects of such foreign exchange rate fluctuations have no impact in our dollar-based, pre-tax financial reporting, the effects are recognized for Norwegian tax reporting purposes and included in our provision (benefit) for income taxes as incurred. In prior periods, we have recorded significant tax benefits as a result of unrealized losses associated with exchange rate movements. Also, in prior periods, we utilized the tax equalization swap contracts discussed above as an economic hedge to mitigate these tax effects. The significant fluctuation in the kroner/dollar exchange rate also generated $7.6 million in pre-tax foreign exchange losses related to our ordinary operations.

         Also classified as provision for income taxes for the 2002 second quarter, we recorded $2.1 million in valuation allowance charges against certain deferred tax assets. During the 2001 fourth quarter, we began providing a valuation allowance against net operating losses incurred in the US and UK, due to uncertainties about our future ability to fully utilize accumulated net operating losses.

         Second quarter net loss was ($30.6) million and diluted loss was ($0.30) per share. These net income statistics compared to the 2001 second quarter statistics as follows:

-----------------------------------------------------------------------------
                                                     Quarter ended June 30,
                                                   -------------------------
(In thousands of dollars)                            2002             2001
-------------------------------------------        --------         --------
Net income before non-operating items              $  8,646         $  6,794
Effect of goodwill amortization, net of tax              --           (1,644)
Effect of Ramform Banff loss accrual
reversal, net of tax                                     --            3,539
Effect of forced amortization, net of tax            (7,807)              --
Effect of unusual items, net of tax                  19,740           (8,993)
Effect of ordinary foreign exchange
gains/(losses), net of tax                           (5,455)             503
Effect of debt-related exchange rate
fluctuations for Norwegian tax reporting            (48,629)           5,119
Effect of deferred tax asset valuation
allowance                                            (2,105)              --
Effect of Atlantis operations, net of tax             5,053             (554)
-------------------------------------------        --------         --------
      Net income (loss)                            $(30,557)        $  4,764
                                                   ========         ========

-----------------------------------------------------------------------------

         Comparing net income before non-operating items, the 2002 second quarter improved by $1.9 million, or 27%, over the 2001 second quarter, with comparable diluted earnings of $0.08 per share and $0.07 per share for the 2002 and 2001 second quarters, respectively. This improvement in net income before non-operating items for the 2002 second quarter was primarily attributable to an increase in operating profit (exclusive of the items listed above), partially offset by a $2.2 million deterioration in equity investment income, $2.0 million in current tax provision related to our shipping tax regime and a $2.0 million, or 6%, increase in financial expense, net (reflecting a lower level of interest capitalized during the quarter).

         Net loss for the six months ended June 30, 2002 was ($22.9) million and diluted loss was ($0.22) per share. These net income statistics compared to the prior year period statistics as follows:

-----------------------------------------------------------------------------
                                                   Six months ended June 30,
                                                   -------------------------
(In thousands of dollars)                            2002             2001
-------------------------------------------        --------         --------
Net income before non-operating items              $ 15,057         $ 14,851
Effect of goodwill amortization, net of tax              --           (3,405)
Effect of Ramform Banff loss accrual
reversal, net of tax                                  5,804            3,539
Effect of forced amortization, net of tax            (7,807)              --
Effect of unusual items, net of tax                  36,452           61,638
Effect of ordinary foreign exchange
gains/(losses), net of tax                           (5,879)             225
One-time tax gains                                       --           14,403
Effect of debt-related exchange rate
fluctuations for Norwegian tax reporting            (62,970)          13,881
Effect of deferred tax asset valuation
allowance                                            (9,292)              --
Effect of Atlantis operations, net of tax             5,687           (9,479)
-------------------------------------------        --------         --------
      Net income (loss)                            $(22,948)        $ 95,653
                                                   ========         ========
-----------------------------------------------------------------------------

         Comparing net income before non-operating items, the six months ended June 30, 2002 was basically equivalent to the prior year period, with comparable diluted earnings of $0.15 per share for both the six months ended June 30, 2002 and 2001. The increase in our operating profit (exclusive of the items listed above) for the six months ended June 30, 2002 was offset by a change in income taxes created by jurisdictional shifts in our operational earnings and a $2.6 million deterioration in equity investment income.

         Reidar Michaelsen, Chairman of the Board and Chief Executive Officer, stated, "Our seismic crews are extremely busy around the world, as proven by our revenue increases for both the quarter and year-to-date. We are encouraged by the quality of the seismic projects being undertaken by our customers and believe that we have demonstrated that we are well-positioned to address the increasing complexity of these projects. Although we would like to see better pricing in industry projects, we are holding our profit margins steady on a growing volume. We are working hard to find a solution for the Ramform Banff which will allow the system to better utilize its production capabilities. We are pleased to see steady performance from all of our FPSO vessels and production services."

         Michaelsen went on to say, "As we disclosed earlier today, PGS and Veritas have terminated merger discussions. Although there were obvious benefits in the proposed Veritas merger from an industrial logic standpoint, we have had to prepare a contingent stand-alone business plan, focusing on cost reduction and cash flow generation. While this plan may not yield a significant increase in our near-term earnings, I believe that it will help us to deal with PGS' immediate refinancing challenges, improve our cash flow from operations and ultimately improve our ability to generate stronger earnings. Regardless of our current credit ratings, which we will work to restore over time, we have favorable banking relationships and believe that the strength of our business, together with our focus on cost reduction and cash flow generation, will provide positive options to address our 2003 debt maturities. Although our efforts to complete the Atlantis sale have met with some challenges, we remain confident that our investment in Atlantis will be attractive to Sinochem or another buyer once we are able to resolve outstanding issues in the United Arab Emirates."

REVIEW OF GEOPHYSICAL OPERATIONS

         The distribution of our Geophysical Operations revenue for the comparative quarters across the services that we provide was as follows:

---------------------------------------------------------------------
                                                 Revenue
                                         Quarter ended June 30,
                                        ------------------------
(In thousands of dollars)                 2002            2001
--------------------------------        --------        --------
Marine seismic                          $128,171        $109,391
Land seismic                              31,120          20,980
Data processing, reservoir
    consultants & other                   11,019          13,342
--------------------------------        --------        --------
    Total                               $170,310        $143,713
                                        ========        ========
---------------------------------------------------------------------

         Second quarter Geophysical Operations revenue totaled $170.3 million, which was 19% greater than the $143.7 million of 2001 second quarter revenue. This increase resulted primarily from a significantly higher level of contract activity across the international market for both our marine and land seismic operations. Total seismic revenue (including multi-client seismic revenue) for our marine and land seismic operations increased between the 2002 and 2001 second quarters by 17% and 48%, respectively. The largest regional growth areas for our marine seismic operations were North and South America and the Asia Pacific. Marine seismic revenue in North and South America and Asia Pacific area increased by 67% and 36%, respectively, while their share of the marine seismic revenue mix increased from 20% to 28% and from 21% to 24%, respectively. The largest regional growth area for our land seismic operations was Europe, Africa and the Middle East, where 2002 second quarter revenue tripled over 2001 second quarter revenue and increased from 11% of the land seismic revenue mix to 24%. Land seismic revenue in North and South America increased by 14% between the 2002 and 2001 second quarters.

         Second quarter contract seismic revenue (both marine and land seismic) was $96.3 million, which was 30% greater than the $73.9 million of 2001 second quarter revenue.

         Second quarter multi-client seismic revenue (both marine and land seismic) was $63.2 million, which was 6% greater than the $59.4 million of multi-client seismic revenue for the 2001 second quarter. Second quarter multi-client pre-funding revenue of $26.5 million was 53% higher than the $17.3 million of 2001 second quarter revenue. Second quarter multi-client late sales of $36.7 million were 13% lower than the $42.1 million of late sales for the 2001 second quarter primarily as a result of delays in confirming the exact value of a significant data sale related to the completion of a merger between two of our customers.

         Second quarter multi-client amortization was $48.4 million, which included $10.8 million of forced amortization charges. Excluding the effects of forced amortization, amortization was 3% less than the $38.9 million of amortization for the 2001 second quarter. The average ordinary multi-client amortization rate for the 2002 second quarter was 59%, compared to 66% for the 2001 second quarter.

         Second quarter Geophysical Operations operating profit (before forced amortization and unusual items) was $17.2 million, compared to operating profit of $13.1 million for the 2001 second quarter. Operating profit for the 2001 second quarter included approximately $0.2 million in goodwill amortization, while no goodwill amortization was recorded in the 2002 second quarter. Excluding goodwill amortization from the 2001 comparative figures, operating profit for the 2002 second quarter was 29% greater than operating profit for the 2001 second quarter. The associated 2002 second quarter operating profit margin improved slightly to 10% from 9% (excluding goodwill amortization) for the 2001 second quarter.

         The distribution of our Geophysical Operations revenue for the comparative six-month periods across the services that we provide was as follows:

---------------------------------------------------------------------
                                                 Revenue
                                        Six months ended June 30,
                                        ------------------------
(In thousands of dollars)                 2002            2001
--------------------------------        --------        --------
Marine seismic                          $229,746        $185,042
Land seismic                              65,203          46,337
Data processing, reservoir
    consultants & other                   23,292          27,242
--------------------------------        --------        --------
    Total                               $318,241        $258,621
                                        ========        ========
---------------------------------------------------------------------

         Geophysical Operations revenue for the six months ended June 30, 2002 totaled $318.2 million, which was 23% greater than the $258.6 million of revenue for the prior year period. Excluding data management revenue from the 2001 period, Geophysical Operations revenue was 25% greater for the six months ended June 30, 2002. This increase resulted primarily from the strength of the international contract market for both our marine and land seismic operations. Total seismic revenue (including multi-client seismic revenue) for our marine and land seismic operations increased by 24% and 41%, respectively, between the 2002 and 2001 periods.

         Contract seismic revenue (both marine and land seismic) for the six months ended June 30, 2002 was $160.1 million, which was 36% greater than the $117.9 million of revenue for the prior year period.

         Multi-client seismic revenue (both marine and land seismic) for the six months ended June 30, 2002 was $135.3 million, which was 15% greater than the $117.3 million of revenue for the prior year period. Multi-client pre-funding revenue of $69.9 million for the six months ended June 30, 2002 was 50% higher than the $46.6 million of revenue for the prior year period. A substantial portion of the pre-funding revenue increase was attributable to work performed offshore Brazil in the Campos and Espirito Santos basins during the 2002 first quarter. This work utilized our Continuous Long Offset technology and delivered 25-meter line spacing with up to eight kilometer offsets. Multi-client late sales of $65.4 million for the six months ended June 30, 2002 were 7% lower than the $70.7 million of late sales for the prior year period.

         Multi-client amortization for the six months ended June 30, 2002 was $93.2 million, which included the $10.8 million of forced amortization recorded during the second quarter. Excluding the effects of forced amortization, amortization was 7% greater than the $77.2 million of amortization for the prior year period. The average ordinary multi-client amortization rate for the six months ended June 30, 2002 was 61%, compared to 66% for the prior year period.

         Geophysical Operations operating profit (before forced amortization and unusual items) for the six months ended June 30, 2002 was $25.5 million, compared to operating profit of $20.5 million for the prior year period. Operating profit for the six months ended June 30, 2001 included approximately $0.6 million in goodwill amortization, while no goodwill amortization was recorded for the six months ended June 30, 2002. Excluding goodwill amortization from the 2001 comparative figures, operating profit for the six months ended June 30, 2002 was 21% greater than operating profit for the prior year period. The associated operating profit margin (excluding goodwill amortization) for both the six months ended June 30, 2002 and 2001 was 8%. Although our Geophysical Operations experienced an extremely high rate of seismic crew utilization during the six months ended June 30, 2002, the strong activity in the international seismic market still has not provided significant relief to pricing pressure from the market. The lower operating profit margin for both of the six-month periods compared to both of the second quarter periods reflected, in part, the impact of a traditionally weaker first quarter on our marine seismic operations.

REVIEW OF PRODUCTION OPERATIONS

         The distribution of our Production Operations revenue and operating profit (loss) (before unusual items) for the comparative quarters across the services that we provide was as follows:

--------------------------------------------------------------------------------------------------------
                                                                                 Operating profit (loss)
                                                         Revenue                   before unusual items
                                               ------------------------        -------------------------
                                                Quarter ended June 30,           Quarter ended June 30,
                                               ------------------------        -------------------------
(In thousands of dollars)                        2002            2001            2002             2001
---------------------------------------        --------        --------        --------         --------
FPSO Operations:

    Petrojarl I                                $ 15,299        $     --        $  4,848         $     --
    Petrojarl Foinaven                           32,534          28,570          16,585           12,664
    Ramform Banff(1)                              8,840          19,292          (8,698)           1,799
    Petrojarl Varg                               20,471          21,325          12,010           11,530
     Other FPSO(2)                                   43           1,439            (704)          (1,419)
                                               --------        --------        --------         --------
FPSO operations                                  77,187          70,626          24,041           24,574
Production Services                              43,978          39,811           1,470              580
Other(3)                                            464             395          (2,886)          (4,100)
---------------------------------------        --------        --------        --------         --------
     Total                                     $121,629        $110,832        $ 22,625         $ 21,054
                                               ========        ========        ========         ========

(1) Included a $5.0 million loss contract accrual reversal for the quarter ended June 30, 2001.

(2) Included revenue and operating profit for FPSO shuttle tankers that were leased into the spot market for the quarter ended June 30, 2001 while the associated FPSO vessels were out of service for upgrading.

(3)Consisted of our oil and gas exploration and production activities, excluding our Atlantis subsidiary.

--------------------------------------------------------------------------------

         Second quarter Production Operations revenue totaled $121.6 million, which was 10% greater than the $110.8 million of 2001 second quarter revenue.

         The FPSO revenue increases between the 2002 and 2001 second quarters reflected production from the Petrojarl I on the Glitne field (which began in the 2001 third quarter) and the completed status of our production capacity upgrade on the Petrojarl Foinaven (which began at the end of the 2001 second quarter and increased the maximum throughput capacity from 144,000 to 180,000 barrels of liquid per day).

         Although the Ramform Banff operated with high uptime performance during the quarter (as did our other FPSO systems), it only produced oil at an average rate of approximately 11,000 barrels per day due to low production rates from the reservoir. As a result of this reservoir underperformance, the Ramform Banff generated an operating loss of $8.7 million during the 2002 second quarter. Based on information available today, the Ramform Banff will continue to generate significant operating losses through at least the 2002 third quarter. We expect that a new well will be drilled on the Banff field during 2002 and the incremental production from this new well could be sufficient to recover any losses under the existing Banff contract. We are also taking other steps to secure additional production for the Ramform Banff as well as a more beneficial contractual arrangement. However, any future production resulting from any of these alternatives is difficult to estimate at this time and we cannot make any assurances of future profitability on the Banff contract. In order to improve the Ramform Banff's financial performance, we continue to market the FPSO vessel for other opportunities in the North Sea and the Gulf of Mexico which are better suited to its current production capacity; at the same time, we are evaluating alternative production solutions for the Banff field. As of June 30, 2002, we have not provided for any future losses on the Banff contract due to the uncertainties surrounding the potential production opportunities on the Banff field, any potential redeployment of the Ramform Banff and any replacement production solution for the Banff field. We will re-evaluate the need for additional loss contract accruals in future periods based on the status of the reservoir's performance and our commitments for the Ramform Banff.

         The transfer by Norsk Hydro of its Production License 038 in the Norwegian North Sea to a PGS subsidiary is expected to close on August 1, 2002. The production in this license is generated from the Varg field, which presently produces 13,000 to 14,000 barrels of oil per day through the Petrojarl Varg. On closing, we will effectively hold 70% of the license, with the Norwegian state effectively holding the remaining 30%. As consideration for our 70% share, we will assume a portion of the field's abandonment costs. On transfer of the license, we will continue to use the Petrojarl Varg to produce the field and will have upside potential on any future production opportunities on the license. We have acquired 3D seismic data over certain areas of the license in order to enhance our understanding of the license's geology and prospectivity and are discussing further development opportunities with several potential farm-in candidates.

         Second quarter Production Operations operating profit (before unusual items) was $22.6 million, compared to operating profit of $21.1 million for the 2001 second quarter. Operating profit for the 2001 second quarter included approximately $1.4 million in goodwill amortization, while no goodwill amortization was recorded in the 2002 second quarter. Excluding goodwill amortization from the 2001 comparative figures, operating profit for the 2002 second quarter was basically equivalent to operating profit for the 2001 second quarter. The associated operating profit margin for the 2002 second quarter declined slightly to 19% from 20% (excluding goodwill amortization) for the 2001 second quarter. However, operating profit for the 2001 second quarter also included a $5.0 million reversal of the Ramform Banff loss contract accrual. Excluding both goodwill amortization and this accrual reversal from the 2001 comparative figures, operating profit for the 2002 second quarter was 30% greater than operating profit for the 2001 second quarter. The associated 2001 second quarter operating profit margin was 16%, compared to 19% for the 2002 second quarter.

         The distribution of our Production Operations revenue and operating profit (loss) (before unusual items) for the comparative six-month periods across the services that we provide was as follows:

-------------------------------------------------------------------------------------------
                                                                  Operating profit (loss)
                                           Revenue                  before unusual items
                                 -------------------------       --------------------------
                                 Six months ended June 30,        Six months ended June 30,
                                 -------------------------       --------------------------
(In thousands of dollars)          2002            2001            2002             2001
-------------------------        --------        --------        --------         --------
FPSO Operations:
    Petrojarl I                  $ 30,362        $     --        $  9,475         $     --
    Petrojarl Foinaven             66,652          57,406          35,119           27,069
    Ramform Banff(1)               18,606          19,292          (9,848)           1,799
    Petrojarl Varg                 40,731          41,824          24,131           22,407
     Other FPSO(2)                     77          10,025          (1,286)          (1,537)
                                 --------        --------        --------         --------
FPSO operations                   156,428         128,547          57,591           49,738
Production Services                88,169          75,136           1,845              558
Other(3)                              630             395          (5,133)         (10,277)
-------------------------        --------        --------        --------         --------
     Total                       $245,227        $204,078        $ 54,303         $ 40,019
                                 ========        ========        ========         ========

(1) Included $8.2 million and $5.0 million in loss contract accrual reversals for the six months ended June 30, 2002 and 2001, respectively.

(2) Included revenue and operating profit for several FPSO shuttle tankers that were leased into the spot market for the six months ended June 30, 2001 while the associated FPSO vessels were out of service for upgrading.

(3)Consisted of our oil and gas exploration and production activities, excluding our Atlantis subsidiary.

--------------------------------------------------------------------------------

         Production Operations revenue for the six months ended June 30, 2002 totaled $245.2 million, which was 20% greater than the $204.1 million of revenue for the prior year period.

         The FPSO revenue increases between the 2002 and 2001 periods reflected production from the Petrojarl I on the Glitne field and the completed status of the Petrojarl Foinaven's capacity upgrade, as discussed above.

         Production Operations operating profit (before unusual items) for the six months ended June 30, 2002 was $54.3 million, compared to operating profit of $40.0 million for the prior year period. Operating profit for the six months ended June 30, 2001 included approximately $2.8 million in goodwill amortization, while no goodwill amortization was recorded for the six months ended June 30, 2002. Excluding goodwill amortization from the 2001 comparative figures, operating profit for the six months ended June 30, 2002 was 27% greater than operating profit for the prior year period. The associated operating profit margin for the six months ended June 30, 2002 improved slightly to 22% from 21% (excluding goodwill amortization) for the prior year period. Additionally, operating profit for the 2002 period included an operating loss of $18.0 million related to the Ramform Banff, which was partially offset by the reversal of $8.2 million in previously-recorded loss contract accrual; operating profit for the 2001 period included the above-mentioned reversal of $5.0 million in previously-recorded loss contract accrual. Excluding these reversals of the Ramform Banff loss contract accrual as well as goodwill amortization from both six-month periods, operating profit for the six months ended June 30, 2002 was 22% greater than operating profit for the prior year period, while operating profit margin for both the six months ended June 30, 2002 and 2001 was 19%.

FINANCIAL CONDITION

Capital Resources and Liquidity

         During July 2002, Moody's Investor Service, Inc. ("Moody's") downgraded our senior unsecured debt to Ba1, its highest non-investment grade credit rating, and stated that the credit rating outlook was developing. At that date, Standard & Poor's Ratings Services ("Standard & Poor's"), a division of the McGraw-Hill Companies, Inc., had rated our senior unsecured debt at BBB-, its lowest investment grade credit rating, and placed that credit rating on credit watch with negative implications, and Fitch IBCA, Duff & Phelps had rated our senior unsecured debt at BBB-. We expect that the termination of the Veritas merger will result in further credit rating downgrades by each of these agencies. If one or more of these rating agencies rate/continue to rate our debt or trust preferred securities below investment grade, it may be more difficult to obtain financing and our cost of obtaining additional financing or refinancing existing debt may be increased significantly. Additionally, if Standard & Poor's also downgrades our credit rating to below investment grade, we could be required to provide up to 35.7 million pounds (approximately $55.0 million) in collateral or other credit support to one or more lessors or other parties under UK leasing arrangements. If such collateral is required to be in the form of cash, it could adversely affect our liquidity.

         During March 2002, we entered into a $250.0 million short-term credit facility, which was amended and restated in May 2002. The net proceeds from this credit facility were used to repay $225.0 million of senior unsecured notes (which matured in March 2002) and for general corporate purposes. The facility matures in June 2003. We must make a mandatory pre-payment on the facility of $175.0 million from the proceeds of any Atlantis sale. The credit facility carries a current interest rate equal to LIBOR plus a 4.5% margin. We are required to limit our future capital expenditures and multi-client library investments to a maximum of $280.0 million for the period from July 1, 2002 through the maturity date. Additionally, we are obligated to use our best efforts to arrange financing and repay such amounts prior to the maturity date.

         At June 30, 2002, we had $70.0 million available under our $430.0 million committed revolving credit facility. This unsecured revolving credit facility bears interest at a LIBOR-based rate plus a margin of either 0.35% per year or 0.40% per year, depending on our level of indebtedness.

         The following table summarizes the amounts owed and available under our various committed credit facilities as of June 30, 2002.

----------------------------------------------------------------------------------------------
                                                                                   Maturing
                                              Total                                 before
                                            committed      Drawn         Unused   December 31,
(In millions of dollars)                      credit       amount        amount      2002
-------------------------------------       ---------      --------      -------  ------------
Revolving bank credit facility               $  430.0      $  360.0      $  70.0      $ --
Other bank facilities                           271.0         270.5          0.5        --
-------------------------------------        --------      --------      -------      ----
     Total                                   $  701.0      $  630.5      $  70.5      $ --
                                             ========      ========      =======      ====
----------------------------------------------------------------------------------------------

We also had approximately $40.0 million available under various uncommitted lines of credit as of June 30, 2002.

Capital Requirements

         Our capital requirements are affected primarily by our results of operations, capital expenditures, investment in multi-client library, debt service requirements, lease obligations, payments on preferred securities and working capital needs. The majority of our capital requirements, other than debt service, lease obligations and payments on preferred securities, consist of capital expenditures related to:

o        seismic vessels and equipment

o        FPSO vessels and equipment

o        investments in our multi-client library

o        computer processing and reservoir monitoring equipment

o        drilling and development costs associated with Atlantis

         A substantial amount of our capital expenditures and investment in multi-client library is discretionary. During 2002, we expect to spend approximately $45.0 million on upgrades of our Geophysical Operations assets and $15.0 million on our Production Operations assets (approximately $10.3 million of which represents the final payment on the Petrojarl I upgrade).

         During the second quarter, we invested $25.1 million in the continued development of Atlantis' oil and gas fields in the United Arab Emirates and Tunisia, with $39.4 million in total Atlantis-related investment for the six months ended June 30, 2002. We expect a substantial portion of the development costs invested in the United Arab Emirates will be reimbursed once a final agreement is reached between Atlantis and its local partner. The previously established terms of agreement with the local partner, which set forth the mid-stream and down-stream project cost and revenue division, is currently being renegotiated. This renegotiation has delayed the completion of the Atlantis sale and has also caused us to fund more Atlantis-related development costs than originally expected (although the local partner has invested $10.0 million in development costs, which investment will remain with the field if they withdraw). We anticipate that we will spend approximately $15.0 to $20.0 million in additional Atlantis-related development costs during the remainder of 2002 if the sale is not completed and an agreement is not reached with the local partner. If the agreement with the local partner is not reached, we believe that the expected returns on the development would be attractive to other parties and we could obtain another local partner. If an agreement is reached with the local partner, we expect that we would not fund significant additional Atlantis-related development costs during 2002.

         We invested an additional $2.6 million during the second quarter (excluding an $0.8 million investment for the 2002 first quarter) in a Middle Eastern oil and gas development project which will not be sold with our Atlantis operations.

         Capital expenditures of $13.4 million for the 2002 second quarter consisted of $12.2 million related to our Geophysical Operations and $1.2 million related to our Production Operations. The capital expenditures of $41.2 million for the 2001 second quarter included $38.1 million related to the FPSO upgrade projects discussed above. Capital expenditures of $40.3 million for the six months ended June 30, 2002 consisted of $27.9 million related to our Geophysical Operations and $12.4 million related to our Production Operations (including $10.3 million from the Petrojarl I upgrade, as discussed above). The capital expenditures of $125.1 million for the prior year period included $119.5 million related to the FPSO upgrade projects.

         Our cash investment in multi-client library for the 2002 second quarter was $47.6 million, compared to $50.0 million for the 2001 second quarter. For the six months ended June 30, 2002, we invested $120.1 million in our multi-client library, compared to $124.8 million for the prior year period. The level of multi-client investment is expected to decline further during the 2002 third quarter, and we still expect that we will invest less than $200.0 million in our multi-client library during 2002. Our multi-client investment reflected our evaluation of the future market demand for non-exclusive surveys in these areas -- we believe that our multi-client library provides oil and gas companies with an immediately available, cost-effective product that allows their investment efforts to be focused on readily identifiable exploration and development opportunities.

         During the second quarter, we repaid $23.6 million in redeemable preferred securities related to our multi-client library securitization (with total redemptions of $54.7 million for the six months ended June 30, 2002). If our credit ratings are downgraded to below BB+ or Ba1 by Standard & Poor's and Moody's, respectively, we will be required to increase by 30% the quarterly redemption of these preferred securities. If those credit ratings remain for a certain period of time, or deteriorate below BB- or Ba3, respectively, we will be required to increase the quarterly redemption of the preferred securities to an amount equal to 100% of the actual revenue recognized from the licensing of the securitized data. If Standard & Poor's and Moody's downgrade our credit ratings to below BB and Ba2, respectively, we may be required to repurchase certain of the securitized data. As discussed above, our credit ratings with Standard & Poor's and Moody's currently are BBB- and Ba1, respectively.

         As a result of certain lease renewal options executed during the 2002 second quarter, we converted $60.0 million in outstanding operating lease obligations related to seismic equipment to capital lease obligations, increasing the obligations and assets reported in our statement of financial position. These converted leases, which relate to seismic equipment that has been in use for several years, give us the capacity to continue servicing the growing international land seismic market.

         The following table summarizes our contractual obligations as of June 30, 2002 to make future principal/redemption payments for the remainder of 2002 through 2004 and thereafter, assuming that our credit ratings remain at or above BB+ or Ba1 by Standard & Poor's and Moody's, respectively:

---------------------------------------------------------------------------------------------------------
                                                                                              Due in 2005
                                       Total         Due in        Due in      Due in            and
(In millions of dollars)             obligation       2002          2003        2004           thereafter
------------------------             ----------       ----          ----        ----           ----------
Short-term and long-term
    debt, including current
      portion and debt held
      for sale                      $  2,218.3      $   32.1      $    872.9      $   14.2      $  1,299.1
Capital lease obligations,
including current
    portion, at gross
    contractual commitment               124.6          18.3            22.9          20.2            63.2
Operating lease obligations              205.1          61.4            64.8          36.1            42.8
Guaranteed preferred
    beneficial interest in
    junior subordinated debt
    securities, exclusive of
    issue costs                          143.8          --              --            --             143.8
Mandatorily redeemable
    cumulative preferred
    securities, exclusive of
    issue costs                          128.9          31.6            46.1          32.6            18.6
----------------------------        ----------      --------      ----------      --------      ----------
     Total                          $  2,820.7      $  143.4      $  1,006.7      $  103.1      $  1,567.5
                                    ==========      ========      ==========      ========      ==========
---------------------------------------------------------------------------------------------------------

         We are in discussion with various international banks regarding the feasibility of refinancing our $430.0 million revolving credit facility (which matures in September 2003) with a new credit facility. We are also considering other options to refinance a substantial portion of the debt that becomes due in 2003, including asset sales and a possible offering off of our $575.0 million shelf registration statement. Any such offering would be subject to, among other things, market conditions.

OUTLOOK

         The following statements are forward-looking, and actual results may differ materially. These statements do not include the potential impact of any acquisition, disposition, merger or joint venture that could occur in the future, except for the proposed sale of Atlantis.

         We have a substantial backlog of work that is expected to continue the strong revenue growth that we have experienced during the past several quarters. During the second half of 2002, we expect that a number of large data sales will be triggered by several of our customers completing production-sharing contracts in Brunei and West Africa, and by the Norwegian 17th licensing round awards. Additionally, the recent completion of a merger between two of PGS' customers triggered a significant data transfer sale which we expect to recognize during the second half of 2002. These sales, which we expect to range from $50.0 million to $80.0 million in the aggregate, will complement our traditional data sales.

         In April 2001, we implemented the first phase of our corporate and geophysical reorganization, which has already shown positive cash flow results. Since March 2002, we have been working on a PGS-wide plan to further reduce cost and streamline our operations, with a focus on cash collection and the overall control of cash flow. The plan includes a major streamlining of our corporate organization, including information technology. We also plan to close several offices, rationalize several divisional overhead functions, rebalance technology and business development activities, reduce crew costs and improve vendor agreements. We expect to finalize the implementation of this plan during the 2002 fourth quarter, with estimated annual savings ranging from $50.0 million to $75.0 million beginning in 2003 and a meaningful savings in the second half of 2002. Our objective with this plan is to restore PGS to a profitable and efficient organization.

         We are also working on a significant refinancing plan, as discussed further above. As a result of our current credit ratings, we expect that the cost of refinancing our maturing debt will be substantially higher than the cost of our current debt structure. This higher cost will partially offset the expected savings of our cost reduction/streamlining plan.

         Based on the current business environment, industry conditions, currency exchange rates and management assumptions regarding asset deployment, we currently believe that PGS will earn between $0.05 per share and $0.10 per share from ordinary operations (including forced amortization charges) during 2002, and roughly $0.40 per share in 2003. Our guidance is affected by many factors, which are described in further detail in our filings with the US Securities and Exchange Commission. Some of the key factors included in the above earnings per share guidance are:

         o consideration of ongoing operating losses from the Banff contract for the remainder of 2002, with an expectation of some recovery in 2003

         o        our efforts to reduce outstanding debt and operating costs

         o execution of our data sales program to reduce our exposure to forced amortization charges under our multi-client accounting policy - our current guidance includes approximately $30.0 million in potential forced amortization charges for 2002, of which $10.8 million has been recorded during the second quarter, and we have assumed no forced amortization charges for 2003

                     * * * * * * * * * * * * * * * * * * * *

         Petroleum Geo-Services is a technologically focused oilfield service company principally involved in two businesses: Geophysical Operations and Production Operations. PGS acquires, processes and markets 3D, time-lapse and multi-component seismic data. These data are used by oil and gas companies in the exploration for new reserves, the development of existing reservoirs, and the management of producing oil and gas fields. PGS' advanced geophysical technologies allow oil and gas companies to better characterize and monitor their reservoirs in order to enhance production and ultimate recovery of hydrocarbons. In its Production Operations business, PGS owns four floating production, storage and offloading systems ("FPSOs") and operates numerous offshore production facilities for oil and gas companies. FPSOs permit oil and gas companies to produce from offshore fields more quickly and cost effectively. PGS operates on a worldwide basis with headquarters in Oslo, Norway and Houston, Texas.

                     * * * * * * * * * * * * * * * * * * * *

         This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein include statements about future financial and operating results of the Company, including the impact of the Company's goodwill fair value calculations on its financial position, production levels of the Company's FPSOs for the remainder of 2002, expected capital expenditures during 2002, Atlantis related development costs, estimated cost savings from the Company's reorganization efforts, backlog, data sales during the second half of 2002 and earnings projections for 2002 and 2003. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which the Company expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Economic, business, competitive and/or regulatory factors affecting PGS' businesses generally, including, among others, prices of oil and natural gas and expectations about future prices, could cause actual results to differ materially from those described in the forward-looking statements. Such forward-looking statements are also subject to certain risks and uncertainties described in this press release or disclosed by the Company in its filings with the Securities and Exchange Commission.



                         - FINANCIAL TABLES TO FOLLOW -

           TO ACCESS MORE INFORMATION, VISIT OUR WEB SITE: www.pgs.com

                           Petroleum Geo-Services ASA
                    Consolidated Statements of Operations (1)


                                                       Quarter ended                   Six months ended             Year ended
                                                          June 30,                         June 30,                December 31,
                                               ------------------------------    ------------------------------    -------------
                                                   2002              2001            2002             2001             2001
(In thousands of dollars,
except for share data)                                            (restated)                       (restated)
                                               ------------------------------    ------------------------------    -------------
Revenue                                        $     291,939    $     254,545    $     563,468    $     462,699    $   1,052,054
                                               -------------    -------------    -------------    -------------    -------------
Cost of sales                                        161,268          126,520          299,652          228,084          539,726
Depreciation and amortization (2)                     84,130           75,634          160,143          136,079          334,452
Research and technology costs                            761            1,435            1,472            2,191            3,752
Selling, general and administrative costs             16,782           16,842           33,227           35,840           72,349
Unusual items, net (3)                               (27,417)          12,490          (50,628)         (87,056)         (87,917)
                                               -------------    -------------    -------------    -------------    -------------
      Total operating expenses                       235,524          232,921          443,866          315,138          862,362
                                               -------------    -------------    -------------    -------------    -------------

Operating profit                                      56,415           21,624          119,602          147,561          189,692
Financial expense, net (4)                           (35,523)         (33,538)         (68,943)         (68,825)        (140,648)
Other income (loss), net (5)                         (10,239)           1,163          (11,696)             359           (4,768)
                                               -------------    -------------    -------------    -------------    -------------
Income (loss) before income taxes                     10,653          (10,751)          38,963           79,095           44,276
Provision (benefit) for income taxes (6)              46,263          (16,069)          67,598          (26,037)          29,473
Gain (loss) from discontinued Atlantis
   operations, net of tax (7)                          5,053             (554)           5,687           (9,479)         (10,350)
                                               -------------    -------------    -------------    -------------    -------------
      NET INCOME (LOSS)                        $     (30,557)   $       4,764    $     (22,948)   $      95,653    $       4,453
                                               =============    =============    =============    =============    =============

Basic earnings (loss) per share                $       (0.30)   $        0.05    $       (0.22)   $        0.93    $        0.04
                                               -------------    -------------    -------------    -------------    -------------

DILUTED EARNINGS (LOSS) PER SHARE              $       (0.30)   $        0.05    $       (0.22)   $        0.93    $        0.04
                                               =============    =============    =============    =============    =============

Basic shares outstanding                         103,345,987      102,359,591      103,345,987      102,353,789      102,768,283
                                               -------------    -------------    -------------    -------------    -------------

Diluted shares outstanding                       103,345,987      102,420,595      103,345,987      102,391,376      102,788,055
                                               =============    =============    =============    =============    =============



The accompanying notes are an integral part of these consolidated financial statements.

                           Petroleum Geo-Services ASA
                      Consolidated Balance Sheets (1), (10)


                                                                                            June 30,      December 31,
(In thousands of dollars, except for share data)                                              2002           2001
                                                                                           -----------    ------------
ASSETS
Cash and cash equivalents                                                                  $    65,152    $   107,296
Accounts receivable, net                                                                       257,292        254,174
Other current assets                                                                            92,322         99,478
Oil and gas assets and other assets held for sale (7)                                          228,958        184,399
                                                                                           -----------    -----------

      Total current assets                                                                     643,724        645,347
Multi-client library, net (8)                                                                  964,870        918,072
Property and equipment, net                                                                  2,297,787      2,282,004
Goodwill (9)                                                                                   219,526        215,291
Other long-term assets, net                                                                    180,729        242,092
                                                                                           -----------    -----------
      TOTAL ASSETS                                                                         $ 4,306,636    $ 4,302,806
                                                                                           ===========    ===========


LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term debt and current portion of long-term debt and capital lease obligations        $   282,035    $   247,157
Debt and other liabilities held for sale (7)                                                    36,902         34,816
Accounts payable and accrued expenses                                                          257,213        293,765
Income taxes payable                                                                            11,375         16,921
                                                                                           -----------    -----------
      Total current liabilities                                                                587,525        592,659
Long-term debt and capital lease obligations                                                 2,029,782      1,945,254
Other long-term liabilities                                                                     22,474         25,355
Deferred income taxes                                                                           73,503         73,503
                                                                                           -----------    -----------
      Total liabilities                                                                      2,713,284      2,636,771
                                                                                           ===========    ===========

Commitments and contingencies
Guaranteed preferred beneficial interest in PGS junior
      subordinated debt securities (4)                                                         141,707        141,000
Mandatorily redeemable cumulative preferred stock related to multi-client securitization       108,587        163,588
Shareholders' equity:
      Common stock, par value NOK 5; issued & outstanding
          103,345,987 shares at June 30, 2002 and December 31, 2001                             71,089         71,089
      Additional paid-in capital                                                             1,225,115      1,225,115
      Retained earnings                                                                         75,915         98,863
      Accumulated other comprehensive loss                                                     (29,061)       (33,620)
                                                                                           -----------    -----------

      Total shareholders' equity                                                             1,343,058      1,361,447
                                                                                           -----------    -----------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                           $ 4,306,636    $ 4,302,806
                                                                                           ===========    ===========


The accompanying notes are an integral part of these consolidated financial statements.

                           Petroleum Geo-Services ASA
                    Consolidated Statements of Cash Flows (1)



                                                                         Quarter ended            Six months ended      Year ended
                                                                             June 30,                  June 30,        December 31,
                                                                     ----------------------    ----------------------  -----------
                                                                        2002        2001          2002        2001         2001
(In thousands of dollars)                                                        (restated)                (restated)
                                                                     ----------------------    ----------------------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                      $ (30,557)   $   4,764    $ (22,948)   $  95,653    $   4,453
     Adjustments to reconcile net income to
     net cash provided by operating activities:
         Depreciation and amortization charged to expense               84,130       75,634      160,143      136,079      334,452
         Non-cash unusual items and gain on sale of
             subsidiary, net                                                --           --           --     (122,349)     (97,027)
         Cash effects related to assets and liabilities
             held for sale (7)                                          (1,836)          14        1,055           26       (3,613)
         Provision (benefit) for deferred income taxes                  45,218      (16,286)      65,879      (20,181)      22,114
         Working capital changes and other items                       (23,565)     (71,749)     (40,220)     (27,584)     (52,344)
                                                                     ---------    ---------    ---------    ---------    ---------

     Net cash provided by (used in) operating activities                73,390       (7,623)     163,909       61,644      208,035
                                                                     ---------    ---------    ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Investment in multi-client library                                (47,556)     (50,017)    (120,098)    (124,813)    (230,166)
     Capital expenditures                                              (13,446)     (41,219)     (40,296)    (125,082)    (185,520)
     Development of assets held for sale (7)                           (25,071)     (16,243)     (39,357)     (27,451)     (54,103)
     Sale of subsidiary                                                     --           --           --      175,000      175,000
     Other items, net                                                   (3,426)      (2,792)      (4,031)      (4,060)     (19,485)
                                                                     ---------    ---------    ---------    ---------    ---------
     Net cash (used in) investing activities                           (89,499)    (110,271)    (203,782)    (106,406)    (314,274)
                                                                     ---------    ---------    ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Net proceeds from issuance of subsidiary preferred stock               --      234,285           --      234,285      234,285
     Redemption of preferred stock                                     (23,640)     (27,360)     (54,657)     (27,360)     (77,280)
     Repayment of long-term debt                                        (6,729)      (3,927)    (234,760)      (5,383)     (11,414)
     Principal payments under capital lease obligations                 (1,523)      (1,260)      (5,591)      (3,652)      (7,806)
     Net increase (decrease) in bank facility and short-term debt        4,843      (80,883)     274,843     (138,726)      (5,667)
     Net receipts (payments) under tax equalization swap contracts      21,025      (26,002)       9,566      (48,160)     (64,575)
     Other items, net                                                      968        5,255        8,098        5,255          816
                                                                     ---------    ---------    ---------    ---------    ---------
     Net cash (used in) provided by financing activities                (5,056)     100,108       (2,501)      16,259       68,359
                                                                     ---------    ---------    ---------    ---------    ---------

     Effect of exchange rate changes in cash and cash equivalents          283          (41)         230         (172)         (93)
     Net (decrease) in cash and cash equivalents                       (20,882)     (17,827)     (42,144)     (28,675)     (37,973)
     Cash and cash equivalents at beginning of period                   86,034      134,367      107,296      145,215      145,215
                                                                     ---------    ---------    ---------    ---------    ---------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                           $  65,152    $ 116,540    $  65,152    $ 116,540    $ 107,242
                                                                     =========    =========    =========    =========    =========


The accompanying notes are an integral part of these consolidated financial statements.

                           Petroleum Geo-Services ASA
                   Notes to Consolidated Financial Statements

1) Certain reclassifications have been made to conform prior year amounts with the current year presentation.

2) Depreciation and amortization for the quarter and six months ended June 30, 2002 includes $10.8 million in forced amortization charges required to conform to the Company's amortization policy for the multi-client library. Depreciation and amortization for the year ended December 31, 2001 includes $39.1 million in forced amortization charges.

3) Unusual items, net for the quarter ended June 30, 2002 includes a $30.9 million gain related to tax equalization swap contracts and $3.5 million in costs related to the combination with Veritas. Unusual items, net for the quarter ended June 30, 2001 includes $12.5 million in charges related to tax equalization swap contracts. Unusual items, net for the six months ended June 30, 2002 includes $54.1 million in gains related tax equalization swap contracts, as well as the $3.5 million in merger-related costs. Unusual items, net for the six months ended June 30, 2001 includes a $138.6 million gain related to the sale of the global Petrobank data management business and related software to Halliburton, $16.3 million in reorganization and litigation costs and $35.3 million in charges related to tax equalization swap contracts. Unusual items, net for the year ended December 31, 2001 includes the $138.6 million data management gain, $13.2 million in multi-client library impairment charges, $19.5 million in reorganization and litigation costs and $18.0 million in charges related to the fair value of tax equalization swap contracts.

4) For information regarding the $143.8 million liquidation amount of 9.625% trust preferred securities issued by PGS Trust I, a statutory business trust formed by the Company, see Note 11 in the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001. Financial expense, net for the quarters ended June 30, 2002 and 2001, the six months ended June 30, 2002 and 2001 and the year ended December 31, 2001 includes approximately $3.7 million, $7.5 million and $14.9 million, respectively, in minority interest related to the trust's securities. The sole assets of the trust are junior subordinated debentures of the Company that bear interest at a rate of 9.625% per year and mature on June 30, 2039. As of December 31, 2001, the trust held $148.2 million principal amount of such debentures.

5) Other loss, net for the quarter and six months ended June 30, 2002 includes ($7.6) million and ($8.2) million, respectively, in foreign exchange losses. Other income, net for the quarter and six months ended June 30, 2001 includes $0.7 million and $0.3 million, respectively, in foreign exchange gains. Other loss, net for the year ended December 31, 2001 includes ($1.7) million in foreign exchange losses.

6) The Norwegian tax reporting effects of exchange rate fluctuations on certain of PGS' liabilities is included in provision (benefit) for income taxes as follows: $48.6 million and ($5.1) million for the quarters ended June 30, 2002 and 2001, respectively; $63.0 million and ($13.9) million for the six months ended June 30, 2002 and 2001, respectively; and ($0.7) million for the year ended December 31, 2001. Valuation allowance charges related to deferred tax assets of $2.1 million and $9.3 million are included in provision for income taxes for the quarter and six months ended June 30, 2002, respectively. Provision (benefit) for income taxes for the quarters ended June 30, 2002 and 2001 includes $7.7 million and ($3.5) million, respectively, in net tax expense (benefit) related to unusual items. Provision (benefit) for income taxes for the six months ended June 30,

         2002 and 2001 includes $14.2 million and $25.4 million, respectively, in net tax expense related to unusual items. Additionally, benefit for income taxes for the six months ended June 30, 2001 includes ($14.4) million in net gains associated with the resolution of uncertainties regarding outstanding tax issues. Provision for income taxes for the year ended December 31, 2001 includes $25.8 million in net tax expense related to unusual items, the ($14.4) million in net gains and a $65.9 million valuation allowance charge related to deferred tax assets.

7) During January 2002, the Company entered into a definitive agreement to sell its Atlantis subsidiary, which is a part of Production Operations, for cash proceeds of approximately $200.0 million plus certain qualifying capital expenditures. The Company has not recorded any impairment charges related to the Atlantis net assets since the carrying value does not exceed the fair value (less estimated costs to sell). Atlantis' results of operations and cash flows are presented as discontinued operations and its assets and liabilities are presented as held for sale in accordance with the Company's plans for sale.

8) At June 30, 2002, the net book value of our multi-client library consisted of $822.5 million in completed surveys and $142.3 million in surveys in progress. The net book value of our multi-client library allocated by year of completion is as follows (in thousands of dollars):

                                                 June 30,      December 31,
         (In thousands of dollars)                   2002              2001
         -------------------------             ----------      ------------
         Completed during 1997, and prior      $   33,694       $    48,086
         Completed during 1998                     62,437            69,730
         Completed during 1999                    179,595           188,373
         Completed during 2000                    225,276           234,824
         Completed during 2001                    295,628           300,095
         Completed during 2002                     25,903              ----
                                               -----------      -----------
              Completed surveys                $  822,533       $   841,108
              Surveys in progress                 142,337            76,964
                                               -----------      -----------
              Multi-client library, net          $964,870          $918,072
                                               ==========       ===========


         Depreciation and interest capitalized into the multi-client library during the quarter ended June 30, 2002 was $8.0 million and $1.6 million, respectively, compared to $6.8 million and $4.8 million, respectively, for the quarter ended June 30, 2001. Depreciation and interest capitalized into the multi-client library during the six months ended June 30, 2002 was $19.6 million and $3.3 million, respectively, compared to $19.4 million and $9.7 million, respectively, for the 2001 period.

9) Under the guidelines of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," we expect that we will recognize a substantial impairment charge against our goodwill by December 31, 2002.

10) Outstanding debt (including capital leases) and preferred securities as of June 30, 2002 and December 31, 2001 are as follows:

                                                      December 31,           June 30,
         (In thousands of dollars)                            2001               2002        Net Change
         -------------------------                    ------------         -----------       ----------
         Short-term and long-term debt,                 $2,140,795         $2,197,839           $ 57,044
         current and long-term portion
         Capital lease obligations, current
         and long-term portion                              51,616            113,978             62,362
         Trust preferred securities                        141,000            141,707                707
         Securitization preferred securities               163,588            108,587            (55,001)
         -------------------------                    ------------         -----------       -----------
         Total debt and preferred securities            $2,496,999         $2,562,111           $ 65,112
                                                      ============         ==========        ===========

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        PETROLEUM GEO-SERVICES ASA
                                        --------------------------
                                             (Registrant)


                                        By: /s/   J. Christopher Boswell
                                            ------------------------------------
                                                  J. Christopher Boswell
                                              Senior Vice President and Chief
                                                    Financial Officer


                                        By: /s/    William E. Harlan
                                           -------------------------------------
                                                    William E. Harlan
                                        Vice President, Chief Accounting Officer
                                                     and Controller


Date:    August 15, 2002